

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail 3561

November 16, 2018

Scott J. Lynn
Chief Executive Officer
Masterworks 001, LLC
524 Broadway, 10th Floor
New York, New York 10012

   Re: Masterworks 001, LLC
     Amendment No. 3 to Offering Statement on Form 1-A
     Filed October 22, 2018
     File No. 024-10876

Dear Mr. Lynn:

  We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 16, 2018 letter.

General

1. We note your response to comment 2 and your intent to approach a small number of qualified institutional buyers and or institutional accredited investors and your lack of intent to use general solicitation. Notwithstanding your intentions, you must conclude that none of the purchasers in the concurrent Rule 506(b) offering have been or will be solicited by means of the Regulation A offering, which is readily available on your web-site and EDGAR, as we indicate in SEC Release 33-9741, to which you cite in your response. Please tell us how you intend to arrive at such conclusions.

2. We note your response to comments 5 and 6 as well as your disclosure on the cover page that the shares will be "published on the Ethereum blockchain" and page 14 that "in the future we may enable investors to hold Class A ordinary shares in the form of ERC20 or

other crypto tokens" as well as other disclosures about blockchain. As it appears that the Class A ordinary shares are not currently being offered and sold as digital tokens, it is premature and possibly confusing to provide such disclosure where there does not currently appear to be a basis or ability for them to be "published" or "traded" on a blockchain. Please delete all references to a crypto token and blockchain throughout the offering circular and disclose only what the shares currently represent. To the extent that you develop a digital version of a security in the future, we may have comments at that time to understand how the digital security would be issued in exchange for the Class A ordinary shares and to further address the issues raised in comments 5 and 6.

3. It appears that Masterworks, as your sponsor/Manager, should be considered a co-issuer of the Class A ordinary shares. In this regard, we note your disclosure that Masterworks, as your Manager, has acquired the painting for you, will manage the maintenance and administrative services relating to the painting, will receive a sourcing fee for acquiring and financing the acquisition, will own a 20% "profits interest" and receive the proceeds from this Offering, including any Class A ordinary shares not sold in this Offering, in consideration for the Painting. Please include Masterworks as a co-issuer or tell us why you are not required to do so.

4. We note that your web-site includes graphs and information that compares the value of an investment in the painting to the S&P 500 and 10-Year US Treasury Bonds. Please revise to remove such information from your website, as it appears to be inconsistent with the disclosures in your Offering Circular and could be confusing to investors given the lack of a current market for your securities. Please also remove the reference to the 11.25% Historical Appreciation Rate you reference or ensure that each time you reference it, you also include the language that appears at the bottom of the "Auction Results for Similar Paintings" chart.

5. Your web-site also states that "Investors can trade shares (coming soon)." Please revise to indicate, as you do in your Offering Circular, that such trading platform will not be available for six to twelve months after the closing of this Offering, if at all, and that Investors should be prepared to hold their Class A ordinary shares for an indefinite period of time. Please make consistent changes elsewhere on your web-site.

6. Where your web-site answers the question "How do you make money on your investment?" please ensure that you revise it to address the above comment and to state that if the painting is sold the proceeds, if any, will be distributed to shareholders, after the costs you disclose in your Offering Circular, and state the anticipated amount of time you intend to hold the painting before offering it for sale.

You may contact Jennifer López, Staff Attorney, at 202-551-3792 or me at 202-551-3720 with any questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director
Office of Consumer Products